UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cadence Pharmaceuticals, Inc.

File No. 333-135821 - CF#25743

_____

Cadence Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on July 17, 2006.

Based on representations by Cadence Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through September 21, 2013
Exhibit 10.12	through September 21, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel